Mail Stop 3561

January 8, 2010

Anthony D. Ishaug
Chief Financial Officer and Treasurer
Winmark Corporation
605 Highway 169 North
Suite 400
Minneapolis, Minnesota 55441

      Re: **Winmark Corporation**
             Form 10-K for the Fiscal Year Ended December 27, 2008
             Filed March 13, 2009
             Form 10-Q for the Fiscal Quarter Ended September 26, 2009
             Filed October 23, 2009
             Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended
                 September 26, 2009
             Filed January 7, 2010
             File No. 000-22012

Dear Mr. Ishaug:

      We have completed our review of the above-referenced filings and have no further comments at this time.

                    Sincerely,

                    H. Christopher Owings
                    Assistant Director

cc: Jonathan B. Levy
       Lindquist & Vennum P.L.L.P.
       Via Facsimile